SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

09047288

BY COURIER

6 November 2009

SEC
Mail Processing
Section

NOV 09 2009

Washington, DC
122

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 5 November 2009 which we released to The Stock Exchange of Hong Kong Limited on 5 November 2009 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Vannay Lau
Assistant Company Secretary

Encl

11/10

E;\sl\SA\Overseas Regulatory Announcement\SHMB\2009 3Q Results\ltr. Doc.1

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotels (Malaysia) Berhad ("SHMB") is a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited. SHMB released to Bursa Malaysia an announcement (the "Announcement") today. The following is a reproduction of the Announcement as required by the Note to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Ean
Mr. Lui Man Shing
Mr. Madhu Rama Chandra Rao

Non-Executive Directors
Mr. Ho Kian Guan
Mr. Kuok Khoon Loong, Edward
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man, BBS, JP
Mr. Michael Wing-Nin Chiu

Hong Kong, 5 November 2009

* *For identification purpose only*

Financial Results
Reference No **SH-091023-33713**

Company Name	: **SHANGRI-LA HOTELS (MALAYSIA) BERHAD**
Stock Name	: SHANG
Date Announced	: 05/11/2009
Financial Year End	: 31/12/2009
Quarter	: 3
Quarterly report for the financial period ended	: 30/09/2009
The figures	: have not been audited

Converted attachment :

Please attach the full Quarterly Report here:
KLSE Ann - QTR3 2009.xls
KLSE Ann - QTR3 2009 Notes.doc

Remark:

- DEFAULT CURRENCY
- OTHER CURRENCY

Currency : Malaysian Ringgit (MYR)

SUMMARY OF KEY FINANCIAL INFORMATION
30/09/2009

	INDIVIDUAL PERIOD		**CUMULATIVE PERIOD**	
	CURRENT YEAR QUARTER	**PRECEDING YEAR CORRESPONDING QUARTER**	**CURRENT YEAR TO DATE**	**PRECEDING YEAR CORRESPONDING PERIOD**
	30/09/2009	30/09/2008	30/09/2009	30/09/2008
	$$'000	**$$'000**	**$$'000**	**$$'000**
1Revenue	93,057	110,954	262,098	316,316
2Profit/(loss) before tax	18,570	28,964	38,472	67,555
3Profit/(loss) for the period	15,890	23,253	32,432	51,247
4Profit/(loss) attributable to ordinary equity holders of the parent	12,640	19,917	25,946	43,689
5Basic earnings/(loss) per share (Subunit)	2.87	4.53	5.90	9.93
6Proposed/Declared dividend per share (Subunit)	0.00	0.00	3.00	3.00

	AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
7Net assets per share attributable to ordinary equity holders of the parent ($$)	1.6792	1.6803

Remarks :

Definition of Subunit:

In a currency system, there is usually a main unit (base) and subunit that is a fraction amount of the main unit. Example for the subunit as follows:

Country	Base Unit	Subunit
Malaysia	Ringgit	Sen
United States	Dollar	Cent
United Kingdom	Pound	Pence

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2009

The Board of Directors of Shangri-La Hotels (Malaysia) Berhad wishes to announce the following :-

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

		3 months ended		9 months ended	
		30.9.2009 RM'000	30.9.2008 RM'000	30.9.2009 RM'000	30.9.2008 RM'000
Revenue		**93,057**	**110,954**	**262,098**	**316,316**
Operating profit before exceptional item		19,990	30,749	42,558	73,175
Exceptional item		-	-	-	-
Operating profit after exceptional item		19,990	30,749	42,558	73,175
Interest expense		(1,203)	(1,480)	(3,693)	(4,775)
Interest income		35	84	139	251
Share of results of an associated company		(252)	(389)	(532)	(1,096)
Profit before tax		**18,570**	**28,964**	**38,472**	**67,555**
Tax expense		(2,680)	(5,711)	(6,040)	(16,308)
Profit for the period		**15,890**	**23,253**	**32,432**	**51,247**
Attributable to:					
Shareholders of the Company		12,640	19,917	25,946	43,689
Minority interests		3,250	3,336	6,486	7,558
		15,890	**23,253**	**32,432**	**51,247**
Basic Earnings per Ordinary Share	(sen)	2.87	4.53	5.90	9.93
Diluted Earnings per Ordinary Share	(sen)	NA	NA	NA	NA

(The unaudited Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Statements for the year ended 31 December 2008)

NA - not applicable

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2009

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	As at 30.9.2009 RM'000	As at 31.12.2008 RM'000
ASSETS		
Non-current assets		
Property, plant and equipment	735,016	693,511
Prepaid lease payments	19,288	19,534
Investment properties	262,500	262,500
Interest in associates	9,192	10,376
Property development expenditure	12,215	12,187
Deferred tax assets	-	499
	1,038,211	**998,607**
Current assets		
Inventories	9,133	11,592
Trade and other receivables, prepayments and deposits	29,855	31,094
Tax recoverable	14,587	10,287
Cash and cash equivalents	13,345	22,459
	66,920	**75,432**
Total assets	**1,105,131**	**1,074,039**
EQUITY		
Capital and reserves		
Share capital	440,000	440,000
Reserves	298,868	299,322
Total equity attributable to shareholders of the Company	738,868	739,322
Minority interests	67,804	61,318
Total equity	**806,672**	**800,640**
LIABILITIES		
Non-current liabilities		
Long-term borrowings	83,186	79,900
Retirement benefits	12,271	11,685
Deferred tax liabilities	13,818	11,726
	109,275	**103,311**
Current liabilities		
Trade and other payables and accruals	69,869	72,449
Short-term borrowings	108,929	96,878
Current tax liabilities	486	761
Dividend payable	9,900	-
	189,184	**170,088**
Total liabilities	**298,459**	**273,399**
Total equity and liabilities	**1,105,131**	**1,074,039**
Net Assets per Ordinary Share (RM) Attributable to Shareholders of the Company	1.68	1.68

(The unaudited Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Statements for the year ended 31 December 2008)

SHANGRI-LA HOTELS (MALAYSIA) BERHAD

(10889-U)

(Incorporated in Malaysia)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2009

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the 9 months ended 30 September 2009

All figures in RM'000	Attributable to Shareholders of the Company			Total equity attributable to shareholders of the Company	Minority interests	Total equity
	Share capital	Share premium	Retained earnings			
	←Non-distributable	→	← Distributable→			
Balance at 1 January 2008	440,000	104,501	178,114	722,615	53,601	776,216
Net profit for the period	-	-	43,689	43,689	7,558	51,247
Dividends paid						
- Final dividend for the financial year ended 31.12.2007 paid on 26.6.2008	-	-	(22,792)	(22,792)	-	(22,792)
- Interim dividend for the financial year ended 31.12.2008 paid on 26.11.2008	-	-	(9,768)	(9,768)	-	(9,768)
Balance at 30 September 2008	440,000	104,501	189,243	733,744	61,159	794,903
Balance at 1 January 2009	440,000	104,501	194,821	739,322	61,318	800,640
Net profit for the period	-	-	25,946	25,946	6,486	32,432
Dividends						
- Final dividend for the financial year ended 31.12.2008 paid on 30.6.2009	-	-	(16,500)	(16,500)	-	(16,500)
- Interim dividend for the financial year ending 31.12.2009 payable on 24.11.2009	-	-	(9,900)	(9,900)	-	(9,900)
Balance at 30 September 2009	440,000	104,501	194,367	738,868	67,804	806,672

(The unaudited Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Financial Statements for the year ended 31 December 2008)

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2009

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT
For the 9 months ended 30 September 2009

	30.9.2009 RM'000	30.9.2008 RM'000
Profit before tax	38,472	67,555
Adjustments for non-cash flow:-		
Non-cash items	37,269	51,781
Non-operating items	3,554	4,524
Operating profit before changes in working capital	79,295	123,860
Changes in working capital		
Net change in current assets	3,698	(4,203)
Net change in current liabilities	(2,580)	(8,204)
Cash generated from operations	**80,413**	**111,453**
Income taxes paid	(8,024)	(13,260)
Retirement benefits paid	(652)	(431)
Net cash inflow from operating activities	**71,737**	**97,762**
Investing activities		
Interest income received	139	251
Purchase of property, plant and equipment	(76,509)	(66,816)
Expenditure on property development	(28)	(204)
Net cash outflow from investing activities	**(76,398)**	**(66,769)**
Financing activities		
Payment of dividends to shareholders of the Company	(16,500)	(22,792)
Drawdown / (Repayment) of bank borrowings	15,312	(14,704)
Interest expense paid	(3,981)	(4,775)
Repayment of loans by an associate	652	754
Net cash outflow from financing activities	**(4,517)**	**(41,517)**
Net decrease in cash & cash equivalents	**(9,178)**	**(10,524)**
Cash & cash equivalents at beginning of the year	22,459	23,083
Cash & cash equivalents at end of financial period	**13,281**	**12,559**
Cash and cash equivalents at end of financial period	13,281	12,559
Bank overdraft at end of financial period	64	-
Cash & cash equivalents in the consolidated balance sheet	**13,345**	**12,559**

(The unaudited Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Statements for the year ended 31 December 2008)

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2009

NOTES PURSUANT TO FINANCIAL REPORTING STANDARD 134 ("FRS 134")

A1 **Accounting Policies**

The financial statements of the Group for the current reporting period have been prepared in accordance with FRS 134 - Interim Financial Reporting and paragraph 9.22 of the Listing Requirements of the Bursa Malaysia Securities Berhad ("Bursa Malaysia"), and should be read in conjunction with the Group's financial statements for the year ended 31 December 2008.

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with those of the audited financial statements of the Group for the year ended 31 December 2008.

MASB has issued a number of new/revised financial reporting standards ("FRS"), amendments to existing standards and new IC Interpretations, mainly effective for the financial period beginning 1 January 2010.

Of these, the following are relevant to the Group's operations, and they will be applied by the Group with effect from 1 January 2010. With the exception of FRS 139, there are no changes in accounting policies that will affect the Group's financial statements resulting from the adoption of the standards, amendments and interpretations below.

FRS 7 including its consequential amendments	Financial Instruments: Disclosures
FRS 8 including its consequential amendments	Operating Segments
FRS 101	Presentation of Financial Statements
FRS 123 including its consequential amendments	Borrowing Costs
FRS 139 including its consequential amendments	Financial Instruments: Recognition and Measurement
Amendments to FRS 1	First-time Adoption of Financial Reporting Standards
Amendments to FRS 107	Statement of Cash Flows
Amendments to FRS 108	Accounting Policies, Changes in Accounting Estimates and Errors
Amendments to FRS 110	Events after the Reporting Period
Amendments to FRS 116	Property, Plant and Equipment
Amendments to FRS 117	Leases
Amendments to FRS 118	Revenue
Amendments to FRS 119	Employee Benefits
Amendments to FRS 127	Consolidated and Separate Financial Statements: Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
Amendments to FRS 128	Investments in Associates
Amendments to FRS 132	Financial Instruments: Presentation
Amendments to FRS 134	Interim Financial Reporting
Amendments to FRS 136	Impairment of Assets
Amendments to FRS 140	Investment Property
IC Interpretation 10	Interim Financial Reporting and Impairment

NOTES PURSUANT TO FRS 134

A2 Seasonal or Cyclical Factors

The business operations of the Group have not been materially affected by seasonal or cyclical factors during the financial period ended 30 September 2009.

A3 Unusual Items affecting Assets, Liabilities, Equity, Net Income or Cash Flows

There were no unusual items affecting assets, liabilities, equity, net income or cash flows of the Group during the financial period ended 30 September 2009.

A4 Material Changes in Estimates

There were no changes in estimates of amounts reported in prior interim periods or changes in estimates of amounts reported in prior financial years, which have a material effect on the financial statements for the third quarter ended 30 September 2009.

A5 Debt and Equity Securities

There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellations, shares held as treasury shares and resale of treasury shares during the financial period ended 30 September 2009.

A6 Dividends paid

A final dividend of 5% or 5 sen per share less tax at 25% for the financial year ended 31 December 2008 amounting to RM16.500 million was paid on 30 June 2009. An interim dividend of 3% or 3 sen per share less tax at 26% amounting to RM9.768 million for the year ended 31 December 2008 was paid on 26 November 2008.

A7 Segmental Reporting

The segmental analysis of the Group's revenue and results for the financial period ended 30 September 2009 is set out below.

(All figures in RM'000)	Hotels & Resorts	Investment Properties	Others	Elimination	Consolidated Total
Segment Revenue					
Revenue from external customers	244,369	16,925	804	-	262,098
Inter-segment revenue	-	1,402	2,432	(3,834)	-
Total revenue	244,369	18,327	3,236	(3,834)	262,098
Segment Results					
Operating profit	32,722	11,479	798	(2,441)	42,558
Interest expense	(3,875)	-	(344)	526	(3,693)
Interest income	478	133	54	(526)	139
Share of results of an associated company	(532)	-	-	-	(532)
Profit before tax	28,793	11,612	508	(2,441)	38,472

A8 Material Events Subsequent to the End of the Current Financial Period

In the opinion of the Directors, there was no item or event of a material or unusual nature which has occurred between 30 September 2009 and the date of this report that would materially affect the results of the Group for the financial period ended 30 September 2009.

NOTES PURSUANT TO FRS 134

A9 Changes in the Composition of the Group

There were no changes in the composition of the Group during the financial period ended 30 September 2009.

A10 Changes in Contingent Liabilities or Contingent Assets

There have been no changes in the contingent liabilities or assets of the Group since the last annual balance sheet date as at 31 December 2008 to the date of this report.

A11 Capital Commitments

Capital commitments for property, plant and equipment and investment properties not provided for as at 30 September 2009 are as follows:-

	RM'000
Authorised and contracted for	30,367
Authorised but not contracted for	22,224
	52,591

A12 Related Party Transactions

	9 months ended 30.9.2009 RM'000
Transactions with subsidiaries of the ultimate holding company	
Management, marketing and reservation fees to Shangri-La International Hotel Management Ltd and Shangri-La International Hotel Management Pte Ltd, wholly-owned subsidiaries of Shangri-La Asia Limited	7,412
Transactions with corporations in which Mdm Kuok Oon Kwong and Mr Kuok Khoon Ho, Directors of the Company, have indirect financial interests	
- Insurance premium to Jerneh Insurance Berhad	1,683
- Project management fees to PPB Hartabina Sdn Bhd	557

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2009

NOTES REQUIRED BY THE LISTING REQUIREMENTS OF BURSA MALAYSIA – PART A OF APPENDIX 9B

B1 Review of Group Results Nine Months 2009 vs Nine Months 2008

For the nine months ended 30 September 2009, Group revenue decreased by 17% to RM262.098 million from RM316.316 million in the corresponding nine-month period in 2008.

The Group's profit before tax for the nine months was 43% lower at RM38.472 million compared with RM67.555 million in 2008. Group profit attributable to shareholders was RM25.946 million, a decrease of 41% from RM43.689 million last year.

The reduced performance of the Group mainly reflected the significant declines in the operating results of Shangri-La Hotel Kuala Lumpur and Golden Sands Resort, which are undergoing major renovations. In addition to this, the Group's other hotels and resorts also made weaker contributions, as a result of the effects of the global recession.

Shangri-La Hotel Kuala Lumpur has had a very challenging first nine months. The hotel's rooms and food and beverage operations recorded significantly lower business volumes, resulting from the impact of the ongoing major renovations to all its guestrooms, coupled with continuing poor business conditions. Overall, revenue for the hotel fell by 25% over the previous year to RM78.095 million, and consequently the hotel incurred a loss of RM0.001 million in the first nine months of 2009 as compared to a profit of RM3.531 million in 2008. Occupancy at the hotel was 35% against 48% in 2008.

Occupancy levels at Golden Sands Resort were also negatively affected by its extensive renovation programme for all guestrooms and public areas, which began in February 2009. Room occupancy at the resort fell from 69% in 2008 to 36%, with revenue falling by 50% to RM18.886 million from RM37.820 million the previous year. The resort posted a loss of RM4.344 million during the first nine months of 2009 versus a profit of RM12.589 million in the same period of 2008.

At Rasa Sayang Resort, reduced visitor arrivals resulted in a lower occupancy of 63% compared with 65% in 2008. Revenue from its operations dropped by 8% to RM52.176 million, and operating profit declined from RM14.815 million in the prior year to RM11.827 million.

Amidst softer market conditions, Rasa Ria Resort experienced a 2% drop in revenue from RM73.103 million in the first nine months of last year to RM71.325 million, while pre-tax profit decreased by 5% to RM25.773 million from RM27.051 million in 2008. The resort's occupancy for the period was 74%, down from 77% the previous year.

For Traders Hotel Penang, occupancy fell to 62% from 73% in 2008 due to a sharp downturn in corporate business. The hotel saw revenue for the period decline by 15% to RM21.000 million, with pre-tax profit reducing from RM3.806 million in 2008 to RM1.662 million.

The Group's investment properties achieved a 5% increase in total combined rental revenue to RM18.327 million, with pre-tax profit up 2% from RM11.386 million in the first nine months of 2008 to RM11.612 million. Growth was driven by higher contributions from UBN Tower, which more than offset the lower results at UBN Apartments.

In the nine-month period to 30 September 2009, the Group's share of losses in Traders Hotel Yangon, its 23.53% associate hotel in Myanmar reduced to RM0.532 million from RM1.096 million for the comparable nine months in 2008.

NOTES REQUIRED BY THE LISTING REQUIREMENTS OF BURSA MALAYSIA – PART A OF APPENDIX 9B

B2 Comparison of Group Results 3rd Quarter 2009 vs 2nd Quarter 2009

Group revenue for the third quarter ended 30 September 2009 increased by 18% to RM93.057 million from RM78.583 million in the second quarter ended 30 June 2009. Group profit before tax in the third quarter 2009 consequently rose to RM18.570 million compared with RM5.890 million for the second quarter ended 30 June 2009.

The improvement in the third quarter 2009 results was attributable largely to the stronger performances from Rasa Ria Resort and Rasa Sayang Resort, on the back of higher occupancy and average room rates.

During the third quarter, Rasa Ria Resort grew its revenue by 30% to RM27.580 million, supported by an improvement in occupancy level from 70% in the second quarter 2009 to 80%, along with a 22% increase in average room rate. At Rasa Sayang Resort, occupancy rose to 68% from 54%, with average room rate up 15%, leading to a 36% rise in revenue to RM18.909 million against the 2009 second quarter. At the same time, Traders Hotel Penang also saw revenue growth of 7% in line with a higher occupancy of 67% versus 62% in the second quarter 2009.

In the three months to 30 September 2009, Golden Sands Resort suffered a loss of RM1.656 million, as operations were disrupted by ongoing major renovations. Additionally, Shangri-La Hotel Kuala Lumpur made a loss of RM0.213 million in the third quarter 2009, reflecting the continuing negative effects of its room renovation programme and weak market conditions.

The combined total rental revenue from the Group's investment properties in Kuala Lumpur for the third quarter 2009 at RM6.233 million was 2% higher compared with RM6.127 million in the three months ended 30 June 2009.

B3 Prospects for 2009

The overall outlook for the Group's hotel business for the remainder of 2009 remains challenging. While activity levels in the leisure and corporate travel markets are showing some signs of improvement as the global economy begins to stabilize, no significant recovery in demand can be expected through to the end of this year.

At Shangri-La Hotel Kuala Lumpur, the ongoing major renovation programme for all guestrooms is now due to be fully completed by end-November 2009. The renovation programme, currently underway at Golden Sands Resort to extensively upgrade all guestrooms and public areas, which commenced in February 2009 is scheduled for completion in December 2009.

Trading conditions in the prime office rental market in Kuala Lumpur are expected to stay relatively stable, and this should help UBN Tower to continue to fare well during the remaining three months of 2009. The performance of UBN Apartments, however will remain subdued due to continued sluggish demand and greater competitive pressures.

NOTES REQUIRED BY THE LISTING REQUIREMENTS OF BURSA MALAYSIA – PART A OF APPENDIX 9B

B4 **Variance on Profit Forecast / Profit Guarantee**
Not applicable.

B5 **Taxation**
The tax charge of the Group for the financial period under review is as follows:-

	3 months ended		9 months ended	
	30.9.2009 RM'000	30.9.2008 RM'000	30.9.2009 RM'000	30.9.2008 RM'000
Current taxation - Company and subsidiaries	1,357	3,898	3,551	12,107
Deferred taxation	1,376	1,684	2,591	4,163
(Over)/Under provision in respect of prior years - Company and subsidiaries	(53)	129	(102)	38
	2,680	5,711	6,040	16,308

The effective tax rate for the nine-month period ended 30 September 2009 was 16%. This rate is significantly lower than the statutory tax rate of 25% due mainly to the availability of Investment Tax Allowance ("ITA") incentive in a subsidiary of the Group.

B6 **Sale of Unquoted Investments and/or Properties**
There were no sales of unquoted investments and/or properties during the financial period ended 30 September 2009.

B7 **Quoted Securities**
(a) There were no purchases or disposals of quoted securities during the financial period ended 30 September 2009.
(b) There were no investments in quoted securities as at 30 September 2009.

B8 **Status of Corporate Proposals**
There were no corporate proposals and unutilised proceeds raised from any corporate proposals as at the date of this report.

B9 **Group Borrowings and Debt Securities**
The Group borrowings as at 30 September 2009 comprise the following:-

	Short Term RM'000	Long Term RM'000	Total RM'000
Secured	-	-	-
Unsecured	108,929*	83,186	192,115
	108,929*	83,186	192,115

* *Amounts drawndown include HKD37.060 million from an offshore bank in Labuan.*

There were no debt securities in the current financial period ended 30 September 2009.

SHANGRI-LA HOTELS (MALAYSIA) BERHAD
(10889-U)
(Incorporated in Malaysia)

ANNOUNCEMENT OF UNAUDITED CONSOLIDATED RESULTS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2009

NOTES REQUIRED BY THE LISTING REQUIREMENTS OF BURSA MALAYSIA – PART A OF APPENDIX 9B

B10 **Off Balance Sheet Financial Instruments**
There were no financial instruments with off balance sheet risk as at the date of this report.

B11 **Changes in Material Litigation**
There was no material litigation pending as at the date of this report.

B12 **Dividend**
An interim dividend of 3 sen or 3% per ordinary share less tax at 25% in respect of the financial year ending 31 December 2009 was declared on 26 August 2009 payable on Tuesday, 24 November 2009.

B13 **Earnings per Share**
The basic earnings per ordinary share for the nine (9) months ended 30 September 2009 has been calculated as follows:-

	3 months ended		9 months ended	
	30.9.2009	30.9.2008	30.9.2009	30.9.2008
Profit attributable to shareholders of the Company *(RM'000)*	12,640	19,917	25,946	43,689
No. of ordinary shares in issue *('000)*	440,000	440,000	440,000	440,000
Basic Earnings Per Share *(sen)*	2.87	4.53	5.90	9.93

Diluted Earnings per Share
Not applicable.

B14 **Audit Report of the Group's preceding annual Financial Statements**
There was no qualification in the audit report of the Group's financial statements for the year ended 31 December 2008.

Kuala Lumpur
5 November 2009

By Order of the Board
Rozina Mohd Amin
Company Secretary